Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Chittenden Corporation
Incentive Savings and Profit Sharing Plan
(Full Title of the Plan)

Commission File Number 001-13769

CHITTENDEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

Two Burlington Square
Burlington, Vermont 05402
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chittenden Corporation Incentive Savings and Profit Sharing Plan

Date 6-27-06

By [signature]
Debra Sailer Dayman
Vice President
Corporate Benefits Program Manager

Date 6-27-06

By [signature]
Kirk Walters
Executive Vice President
Chief Financial Officer

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2005 and 2004

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan at December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2005 basic financial statements taken as a whole. The 2005 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2005 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

McSoley McCoy & Co.

March 30, 2006
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:		
Investments, at fair value (Note 3):		
Corporate Stock - Chittenden Corporation, plan sponsor (Note 5)	$ 27,590,023	$ 29,419,147
Mutual funds	67,373,064	63,374,203
Money market funds	13,416,950	10,446,167
Total investments at fair value	108,380,037	103,239,517
Other investments at contract value (Note 3)	47,742	51,563
Participant loans at face value (Note 3)	2,373,950	2,344,384
Total investments	110,801,729	105,635,464
Receivables:		
Due from brokers	368	1,396
Employer contribution receivable	833,604	232,097
Total receivables	833,972	233,493
Cash and cash equivalents	123,969	152,408
Total assets	111,759,670	106,021,365
Liabilities:		
Due to brokers	116,366	107,041
Contributions and loan repayment pending allocation	114,069	101,208
Participant loans payable	9,900	50,000
Total liabilities	240,335	258,249
Net assets available for plan benefits	$ 111,519,335	$ 105,763,116

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2005

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (Note 3)	$ (1,539,490)	$ -	$ (3,821)	$ (1,543,311)
Interest and dividend income	5,403,853	-	-	5,403,853
Total investment income	3,864,363	-	(3,821)	3,860,542
Contributions:				
Participant contributions	6,712,477	-	-	6,712,477
Employer contributions	2,214,252	-	-	2,214,252
Total contributions	8,926,729	-	-	8,926,729
Loan repayments	1,012,261	(1,012,261)	-	-
Total additions, net	13,803,353	(1,012,261)	(3,821)	12,787,271
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(6,890,868)	(140,184)	-	(7,031,052)
Loans to participants	(1,182,011)	1,182,011	-	-
Total deductions, net	(8,072,879)	1,041,827	-	(7,031,052)
Net increase (decrease) for the year	5,730,474	29,566	(3,821)	5,756,219
Net assets available for plan benefits:				
Beginning of the year	103,367,169	2,344,384	51,563	105,763,116
End of the year	$ 109,097,643	$ 2,373,950	$ 47,742	$ 111,519,335

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2004

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net appreciation in fair value of investments (Note 3)	$ 7,784,743	$ -	$ 3,627	$ 7,788,370
Interest and dividend income	1,508,459	-	-	1,508,459
Total investment income	9,293,202	-	3,627	9,296,829
Contributions:				
Participant contributions	6,812,170	-	-	6,812,170
Employer contributions	1,665,306	-	-	1,665,306
Other	20,786	-	-	20,786
Total contributions	8,498,262	-	-	8,498,262
Loan repayments	904,968	(904,968)	-	-
Total additions, net	18,696,432	(904,968)	3,627	17,795,091
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(7,872,725)	(88,050)	-	(7,960,775)
Loans to participants	(1,329,429)	1,329,429	-	-
Total deductions, net	(9,202,154)	1,241,379	-	(7,960,775)
Net increase for the year	9,494,278	336,411	3,627	9,834,316
Net assets available for plan benefits:				
Beginning of the year	93,872,891	2,007,973	47,936	95,928,800
End of the year	$ 103,367,169	$ 2,344,384	$ 51,563	$ 105,763,116

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the Chittenden Corporation (the "Employer") and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2% to 6% of compensation. Participants may make additional supplementary contributions of up to 20% of compensation. A participant's annual contribution may not exceed established IRS limits.

The Employer will match 35% of an employee's basic contribution. The Employer may also make annual additional matching contributions to those who are active employees at the end of the year at the discretion of Chittenden Corporation Board of Directors. The Employer declared an additional matching contribution in the amount of 25% and 6.25% of an employee's basic contribution in 2005 and 2004, respectively. The discretionary matching contributions are initially invested in either cash or the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures, if any, are used to reduce the Employer's contribution.

Employees may make rollover contributions on approval of the Plan administrator.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions, any rollover, after-tax, or ESOP contributions and his or her allocation of (a) the Employer's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions in 5% increments among the investment choices offered by the Plan. Matching contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(d) Vesting - Employee, employer and rollover contributions are 100% vested when made.

(e) Participant Loans and Withdrawals - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance up to $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. The interest rate on employee loans is the prime rate as of the date of approval plus 2%. In-service withdrawals are permitted at any time from a participant's after-tax or rollover account, or from his or her entire vested account after attainment of age 59 ½. A participant may request a financial hardship withdrawal from his or her pre-tax contribution account prior to age 59 ½ in accordance with IRS rules.

(f) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum , may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

Description of Plan (continued)

Payments may be made in cash or, with respect to the portion of the participant's account invested in Chittenden Corporation stock, in a combination of cash and shares of Chittenden Corporation stock based on market value.

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are paid by the Plan sponsor.

(h) Income Tax Status - The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) as a qualified cash or deferred arrangement and is exempt from taxation under the Code. The Plan received a favorable determination letter from the Internal Revenue Service dated February 5, 2003 regarding the income tax status of the Plan relative to recent legislative and tax code changes.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents - The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee, Chittenden Trust Company, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount, which approximates fair value.

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties - The Plan provides for investments in various securities including Chittenden Corporation common stock. These investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

(e) Payment of Benefits - Benefits are recorded when paid.

(f) Accrual Basis - The financial statements of the Plan are presented using the accrual method of accounting.

(3) Investments

Upon enrollment in the Plan, a participant may direct employee and sponsor matching contributions into various investment options. A description of the participant directed investment fund options available during 2005 follows:

(a) Federated Automated Cash Management - The primary objective is to achieve an income return through investment in federally insured deposit accounts. Returns will approximate those of relatively short-term cash equivalent vehicles, which normally realize lower comparable yields than long-term, higher risk vehicles. Invested capital will not vary.

(b) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(c) Chittenden Corporation Stock Fund - The principal aim is to participate in the growth of the Plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock, which trades on the New York Stock Exchange under the symbol CHZ.

(d) Federated Stock and Bond Fund - The fund seeks relative safety of capital with the possibility of long-term growth of capital and income by investing in common and preferred stocks, bonds, notes, and short-term obligations.

(e) Allianz OpCap Renaissance Fund - The fund seeks long-term capital growth and current income. The Fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve. Prior to April of 2005 this investment was named "PIMCO PEA Renaissance Fund".

(f) Baron Growth Fund - The fund invests in both equity and debt securities. The equity portion consists mainly of common stocks and stock-related investments issued by companies with market capitalizations between $100 million and $2 billion. The fund may invest up to 25% of assets in debt rated below investment-grade.

(g) American Funds Europacific Growth Fund - The fund seeks long-term growth of capital. It invests primarily in securities of issuers located in Europe and the Pacific Basin.

(h) American Funds Growth Fund of America - The fund seeks long-term growth of capital through a diversified portfolio of common stocks. The fund may also hold cash or money market instruments.

(i) American Funds AMCAP Fund - The fund seeks to make investments grow over time by investing primarily in stocks of U.S. Companies with a record of above average long-term growth.

(j) Federated Stock Trust Fund - The investment objective is to provide the potential to achieve growth of income and capital. The fund invests in high quality blue chip stocks from some of America's premier corporations that appear to be temporarily undervalued.

Investments (continued)

(k) Federated Max-Cap Index Trust Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(l) Federated Capital Appreciation Fund - The fund seeks capital appreciation by investing mainly in stocks of mid to large-cap U.S companies considered undervalued or with strong growth characteristics.

Non-participant directed investments include participant loans receivable totaling $2,373,950 and $2,344,384 as of December 31, 2005 and 2004, respectively.

Guaranteed investment accounts at New England Financial totaling $47,742 and $51,563 at December 31, 2005 and 2004, respectively, have also been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan. After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

Investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004 are as follows:

	Fair Value	
	2005	2004
Chittenden Corporation: (992,090 shares in 2005 and 1,023,987 in 2004)	$ 27,590,023	$ 29,419,147
Federated U.S. Government Securities 2 - 5 year Fund: (681,626 shares in 2005 and 688,202 shares in 2004)	7,477,437	7,776,677
Allianz OpCap Renaissance Fund*: (434,738 shares in 2005 and 410,872 shares in 2004)	9,320,789	10,937,411
Federated Capital Appreciation Fund: (287,275 shares in 2005 and 318,441 shares in 2004)	7,204,867	8,072,482
American Funds Growth Fund of America: (451,726 shares in 2005 and 419,209 shares in 2004)	13,858,963	11,415,072
Baron Growth Fund: (189,713 shares in 2005 and 173,100 shares in 2004)	8,612,981	7,766,989
American Funds Europacific Growth Fund: (152,712 share in 2005 and 115,331 shares in 2004)	6,204,672	4,066,557
Federated Automated Cash Management: (13,416,936 units in 2005 and 10,446,149 units in 2004)	13,416,950	10,446,167

* Prior to April of 2005 this investment was named "PIMCO PEA Renaissance Fund".

Investments (continued)

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Corporate stock	$ (854,082)	$ 1,930,369
Insurance contracts	(3,821)	3,627
Mutual funds	(685,408)	5,854,374
	$ (1,543,311)	$ 7,788,370

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(5) Related Party Transactions

At December 31, 2005 and 2004, participant directed investments included $27,590,023 and $29,419,147 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor.

(6) Withdrawing Participants

Amounts allocated to accounts of participants who have elected to withdraw from the Plan but who have not been paid as of December 31, 2005 amounted to $789,193.

(7) Plan Amendments

As part of the Employer's decision to change the design of its retirement program, the Plan was amended effective January 1, 2006 to provide core and transition contributions. Core and transition contributions are employer contributions that will be made on behalf of a participant only if the employee completes 1,000 hours of service and is employed as of the last day of the Plan Year. The core contribution will be made regardless of the level of employee contributions and will be equal to a percentage of a participant's eligible pay based on the participant's benefit service in accordance with the following table:

Year of Service on December 31	Contribution % (up to the Wage Base)	Contribution % (over to the Wage Base)
Less than 5	2.0%	4.0%
5-9	3.0	6.0
10-14	4.0	8.0
15-19	5.5	10.5
20-24	7.0	12.0
25 or more	8.5	13.5

Plan Amendments (continued)

Employees are eligible for additional transition contributions if, at December 31, 2005, they have at least 5 years of service and are active participants in the Chittenden Pension Account Plan. The amount of the transition contribution shall be the excess, if any, of the annual pay credit that would have been allocated to the participant under the Chittenden Pension Account Plan had that plan not been frozen over the core contribution made on behalf of the participant (as described above).

Employees are fully vested in the core and transition contributions once they complete five or more years of service. The contributions also become fully vested upon the employee's attainment of normal retirement age, employee's death or termination of the plan.

(8) Impact of Recently Issued Accounting Standards

Plan management believes that there are no recently issued accounting standards that would have a material impact on the accompanying financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Federated U.S. Government Securities 2-5 Year Fund	681,625.986 shares		$ 7,477,437
*	Federated Max-Cap Index Trust Fund	69,008.348 shares		1,708,647
*	Federated Stock and Bond Fund	287,121.150 shares		5,374,908
*	Federated Stock Trust Fund	163,830.521 shares		5,119,704
	Baron Growth Fund	189,713.248 shares		8,612,981
*	Federated Capital Appreciation Fund	287,275.416 shares		7,204,867
	Allianz OpCap Renaissance Fund	434,738.282 shares		9,320,789
	American Funds Growth Fund of America	451,726.299 shares		13,858,963
	American Funds AMCAP Fund	130,713.715 shares		2,490,096
	American Funds Europacific Growth Fund	152,711.589 shares		6,204,672
*	Chittenden Corporation Stock Fund	992,090.000 shares		27,590,023
*	Federated Automated Cash Management	13,416,936.250 units		13,416,950
	New England Financial GIC	47,742.24 units		47,742
*	Participant Loans	6.00% - 11.50%	-	2,373,950
				$ 110,801,729

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Exhibit A

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-80747 and 333-87586), S-4 (No. 333-102123) and Form S-8 (Nos. 333-124270, 333-81197, 333-90780, 333-63624, and 333-25531) of Chittenden Corporation of our report dated March 30, 2006 appearing in this Annual Report on Form 11-K of the Chittenden Corporation Incentive Savings and Profit Sharing Plan for the year ended December 31, 2005.

McSoley McCoy & Co.

June 27, 2006
South Burlington, Vermont
VT Reg. No. 92-349